Exhibit 99.1



Corporate Communications
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News Release

EXPRESSJET REPORTS AUGUST 2008 PERFORMANCE

HOUSTON, Sept. 17, 2008 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for August 2008 for its ExpressJet Airlines subsidiary. The results include statistics for both contract and branded operations. The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter (corporate aviation) service. The branded operation includes flying under the ExpressJet name and pro-rate flying for Delta Air Lines.

Contract Flying

During the month, ExpressJet revenue passenger miles (RPM) under contract flying totaled 753 million, and available seat miles (ASM) flown were 961 million. ExpressJet's August load factor was 78.4%. The company flew 63,831 block hours and operated 33,393 departures during the month.

Branded Flying

During the month, ExpressJet branded RPMs totaled 168 million on 211 million ASMs, resulting in an August load factor of 79.6%. The company flew 12,328 block hours and operated 6,669 departures during the month. The average stage length in the branded operation was 636 miles.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operations include capacity purchase for mainline carriers and providing clients customized 50-seat charter options. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending August 31, 2008	Contract[1]	Branded	System
Revenue Passenger Miles (millions)	753	168	938
Available Seat Miles (ASM) (millions)	961	211	1,180
Passenger Load Factor	78.4%	79.6%	79.5%
Block Hours	63,831	12,328	76,622
Departures	33,393	6,669	40,336
Stage Length	594	636	601

Year to Date	Contract[1]	Branded	System
Revenue Passenger Miles (millions)	5,794	1,365	7,216
Available Seat Miles (ASM) (millions)	7,383	1,975	9,450
Passenger Load Factor	78.5%	69.1%	76.4%
Block Hours	501,087	114,793	621,845
Departures	261,067	59,784	324,764
Stage Length	584	663	597

(1) Excludes charter since statistics on charter aircraft do not provide meaningful data for forecasting and are not reviewed by management.

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